Exhibit 1.4

For Immediate Release	May 8, 2014

SONDE RESOURCES CORP. PROVIDES FIRST QUARTER 2014 FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA - (Marketwired - May 8, 2014) - Sonde Resources Corp. ("Sonde" or the "Company") (TSXV: SOQ) (NYSE MKT: SOQ) announced today the release of its financial and operating results for the quarter ended March 31, 2014. The Company's Management's Discussion and Analysis ("MD&A") and Financial Statements for the quarter ended March 31, 2014 can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and on the Securities and Exchange Commission's Electronic Document Gathering and Retrieval System (EDGAR) at www.sec.gov. Shareholders have the ability to receive a hard copy of the Company's financial statements free of charge upon request.

North Africa Update

As previously announced, Sonde has retained Taylor-DeJongh, Inc. (“Taylor-DeJongh”) to initiate a process to explore and evaluate potential strategic alternatives to enhance shareholder value with regard to the Joint Oil Block. As financial advisor to the Board of Directors of Sonde, Taylor-DeJongh is assisting in the process of analyzing and evaluating prospects and options available to the Company, including but not limited to securing financing for the drilling of the Fisal-1 exploration well. The process is advancing and discussions with both international and Middle Eastern companies have commenced. Selected interested companies are reviewing the Virtual Data Room. The Company will provide updates on this process once more definitive results are achieved.

During the three months ended March 31, 2014 the Company completed the previously announced seismic acquisition covering the Hadaf prospect in Libyan waters. The Company has processed the data and has initiated the data interpretation process. In addition, the Company is preparing for the drilling of the Fisal-1 well during second half of 2014. Long lead items have been procured and partial shipment of the wellhead equipment has been received in Tunisia. The remaining long lead items are to be delivered by July 2014. Other preparations, including completion of the drilling site survey, are under way. As a result of these preparations, the Company has incurred advance costs for the Fisal-1 well. Discussions are ongoing with operators in Tunisia and rig providers to secure a rig slot for the Fisal-1 well.

Stock Option Issuance

During the three months ended March 31, 2014, the Company granted 900,000 stock options to an officer of the Company pursuant to the Company's approved stock option plan. The options have an exercise price of $0.50 per share, vest in equal tranches over the next four years and expire on March 27, 2019.

First Quarter 2014 Financial Highlights

For the three months ended	March 31, 2014	December 31, 2013	March 31, 2013

Petroleum & natural gas sales (1)	—	5,574	6,607
Net loss from continuing operations	(5,410)	(9,179)	(4,916)
Net loss from continuing operations per share – basic and diluted (2)	(0.10)	(0.16)	(0.09)
Net loss (3)	(5,743)	(39,407)	(5,412)
Net loss per share – basic and diluted (3)	(0.10)	(0.70)	(0.10)
Funds (used for) from operations (3) (4)	(2,187)	(18)	(472)
Funds (used for) from operations per share – basic and diluted (3) (4)	(0.04)	—	(0.01)

As at	March 31, 2014	December 31, 2013	March 31, 2013

Total assets (3)	84,753	94,508	181,723
Working capital surplus (3) (5)	8,474	30,426	15,063

(1)	Petroleum and natural gas sales and realized gains on financial instruments net of royalties and transportation. All petroleum and natural gas sales relate to discontinued operations.

(2)	All per share amounts presented in this table were calculated using 56,071,313 common shares.

(3)	Includes both continuing operations and discontinued operations.

(4)	Non-IFRS measures as defined below and in the MD&A.

(5)	Working capital surplus as at March 31, 2014 excludes $16.9 million of restricted cash.

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business and does not reflect adjustments that would otherwise be necessary if the going concern assumption was not valid. For the three months ended March 31, 2014, the Company had an operating loss of $5.4 million (three months ended March 31, 2013 - $5.0 million). As at March 31, 2014, the Company had an accumulated deficit of $315.4 million.

In December 2013 the Company sold all of its revenue generating assets and as such has no source of revenue as of December 31, 2013. Management believes that the going concern assumption is appropriate for the Company's financial statements; however, there are significant uncertainties that cast substantial doubt over the Company’s ability to continue as a going concern. If this assumption is not appropriate, adjustments to the carrying amounts of assets and liabilities, revenues and expenses and the statement of financial position classifications used may be necessary and these adjustments could be material.

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and development of oil and natural gas. Its operations are located offshore North Africa and in Western Canada. See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

Non-IFRS Measures - This document contains references to funds used for operations and funds used for operations per share, which are not defined under IFRS as issued by the International Accounting Standards Board and are therefore non-IFRS financial measures that do not have any standardized meaning prescribed by IFRS and are, therefore, unlikely to be comparable to similar measures presented by other issuers. Management of the Company believes funds from (used for) operations and funds from (used for) operations per share are relevant indicators of the Company’s financial performance and ability to fund future capital expenditures.

Funds used for operations should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with IFRS, as an indicator of the Company's performance. In our first quarter 2014 MD&A, a reconciliation has been prepared of funds from (used for) operations to cash flow from operating activities, the most comparable measure calculated in accordance with IFRS.

Forward Looking Information - This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, those concerning the evaluation of potential strategic alternatives to enhance shareholder value with regard to the Joint Oil Block and to provide the necessary funding to meet the Company's obligations under the Exploration and Production Sharing Agreement for the Joint Oil Block, the results of the seismic program covering the Hadaf prospect, the planned drilling of the Fisal-1 well and the timing thereof and the preparation of the Company's financial statements on a going concern basis.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, market and operating conditions, access to additional sources of liquidity, timing and amount of capital expenditures and access to a drilling rig, equipment and services necessary to drill the Fisal-1 well. Actual results could differ materially due to a number of factors, including, without limitation, changes in market conditions or inability to access additional sources of liquidity on terms acceptable to the Company or at all.

Additional assumptions and risks relating to the Company and its business and affairs are set out in detail in the Company’s AIF, available on SEDAR at www.sedar.com, and the Corporation's annual report on Form 40-F on file with the U.S. Securities and Exchange Commission. Although management believes that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, prospective investors should not place undue reliance on forward-looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. Sonde bases its forward-looking statements and forward-looking information on information currently available and does not assume any obligation to update the forward-looking information or forward-looking statements unless required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information:

Sonde Resources Corp.
Suite 3100, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

Rene Beaumier, Chief Financial Officer
Phone: (403) 503-7931
Fax: (403) 216-2374
www.sonderesources.com